Fanbase Social Media, Inc.

ANNUAL REPORT

976 Jefferson St. NW Suite I

Atlanta, GA 30318

0

fanbase.app

This Annual Report is dated April 22, 2024.

BUSINESS

Fanbase Social Media, Inc. (the “Company”) is currently registered as a Delaware corporation since September 30, 2019. Its predecessor entity, Fanbase Social Media LLC was a limited liability company organized under the laws of Delaware on April 1, 2018. The Company is a social network application where users can follow other users for free or subscribe to the same user for exclusive photos, video, live and longform content. It provides day-one monetization for any user from the start allowing them to be themselves and not just create content to establish a large enough following to get paid from promoting other products and brands. Fanbase is built for everyone and fueled by black culture, youth, and innovative tech. A powerful combination that has propelled the most successful social media companies in the world. The Company is headquartered in Atlanta, Georgia..
Fanbase enables anyone to monetize their content, allowing a user to charge other users from $2.99 to $99.99 a month per subscriber. Fanbase also provides the ability to ‘like’ and ‘love’ content. Likes are free engagement, but when you "Love" a post, you tip the content creator half a penny. Users can buy "Love" in packs of 100, 500, 1,000, 2,500, 10,000, and 25,000 to use for ‘loving’ photos, unlocking exclusive content one at a time, or gifting livestream engagement.

Previous Offerings

Name: Class A Voting Common Stock
Type of security sold: Equity
Final amount sold: $0.00
Number of Securities Sold: 16,625,000
Use of proceeds: Issuance of shares to Founder. (The share count has been updated to reflect the Company's stock splits which have occurred since the original sales of securities.)
Date: September 30, 2019
Offering exemption relied upon: Section 4(a)(2)

Name: Class B Non-Voting Common Shares
Type of security sold: Equity
Final amount sold: $10,000.00
Number of Securities Sold: 875,000
Use of proceeds: General business operations. (The share count has been updated to reflect the Company's stock splits which have occurred since the original sales of securities.)
Date: December 10, 2019
Offering exemption relied upon: Section 4(a)(2)

Name: Class B Non-Voting Common Stock
Type of security sold: Equity
Final amount sold: $3,420,891.74
Number of Securities Sold: 2,998,405
Use of proceeds: Working capital and product development. (The share count has been updated to reflect the Company's stock splits which have occurred since the original sales of securities.)
Date: June 28, 2021
Offering exemption relied upon: Regulation CF

Name: Class B Non-Voting Common Stock
Type of security sold: Equity
Final amount sold: $2,304,273.22
Number of Securities Sold: 960,383
Use of proceeds: Further development of the app and new employee hires. (The share count has been updated to reflect the Company's stock splits which have occurred since the original sales of securities.)
Date: April 30, 2022
Offering exemption relied upon: Regulation CF

Name: Class B Non-Voting Common Stock
Type of security sold: Equity
Final amount sold: $ 4,307,985
Number of Securities Sold: 1,154,113
Use of proceeds: Further development of the app.
Date: December 31, 2023
Offering exemption relied upon: Regulation CF

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2023 Compared to 2022

Revenue
Revenues were $103,348 in 2023 as compared to $134,898 in 2022.

Cost of Revenue

The cost of revenues was $262,193 and $315,562 in 2023 and 2022, respectively, which represented direct payouts to recipients who have earned the monies from other application users.

Gross Margins
Gross profit (loss) was ($156,265) and ($180,664) during 2023 and 2022, respectively.

Expenses
During 2023, the Company's expenses included research and development of the company's application software that hosts its social media platform for an amount of $1,337,111, at 47% of total expenses, general and administrative expenses including personnel, professional fees and contract services for an amount of $1,057,962 at 37% of total expenses, and advertising and marketing expenses primarily consisting of advertising and social media costs of $44,766 (2%). We continued to invest in developing our application as operations grew.

Historical results and cash flows:
In 2023, we had cash used in operating activities of $2,937,202 primarily due to our net loss.
In 2023, we purchased property and equipment of $38,060.
In 2023, we had net proceeds from the issuance of common stock of $2,422,362.

Liquidity and Capital Resources

At December 31, 2023, the Company had cash of $695,070.00. [*The Company intends to raise additional funds through an equity financing*.]

Debt

The Company does not have any material terms of indebtedness.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Isaac Hayes III
Isaac Hayes III's current primary role is with the Issuer.
Positions and offices currently held with the issuer:
Position: CEO, President, Secretary, Treasurer, Founder and Director
Dates of Service: April, 2018 - Present
Responsibilities: Customary Responsibilities of the President, such as leading the company in managing all aspects of the business. Isaac receives annual compensation of $1.00. Fanbase is Mr. Hayes primary role. Mr. Hayes currently is also the CEO and owner of two other businesses and Publisher with a third company. He plans on taking a salary from Fanbase once a significant raise of capital is completed. He currently only commits approximately 5 hours per week to the other two entities, and he oversees all directions and decision at all companies.

Other business experience in the past three years:
Employer: Isaac Hayes Enterprises
Title: CEO
Dates of Service: December, 2013 - Present
Responsibilities: Manage the name, image, likeness, and intellectual assets of the late Isaac Hayes.
Other business experience in the past three years:

Employer: Chartcontrol LLC
Title: Owner
Dates of Service: March, 2006 - Present
Responsibilities: Songwriter/ Producer

Other business experience in the past three years:
Employer: Ike Father Ike Son Music
Title: Publisher
Dates of Service: March, 2006 - Present
Responsibilities: Songwriter/ Administrator

Name: Ramiro Canovas
Ramiro Canovas's current primary role is with the Issuer.
Positions and offices currently held with the issuer:
Position: Chief Technology Officer, Chief Operating Officer and Marketing Coordinator
Dates of Service: May, 2018 - Present
Responsibilities: In his role as Chief Technology Officer at Fanbase, he handles all the technology layers of the platform from development to integrations to data analytics.

Other business experience in the past three years:
Employer: ConsultR
Title: Founder and CEO
Dates of Service: January, 2012 - Present

Responsibilities: Lead Digital Agency specializing in Web, Mobile & Digital Marketing. Serve as Technical Director for advanced projects. Manage a team of full-stack developers and designers. Lead Digital Agency specializing in Web, Mobile & Digital Marketing. Serve as Technical Director for advanced projects. Manage a team of full-stack developers and designers. Lead Digital Agency specializing in Web, Mobile & Digital Marketing. Serve as Technical Director for advanced projects. Manage a team of full-stack developers and designers.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2023, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Class A Voting Common Stock
Stockholder Name: Isaac Hayes III
Amount and nature of Beneficial ownership: 16,625,000
Percent of class: 73.19

RELATED PARTY TRANSACTIONS

Name of Entity: ConsultR
Names of 20% owners: Ramiro Canovas
Relationship to Company: Officer
Nature / amount of interest in the transaction: The Company’s CTO is the owner of their primary vendor ConsultR. ConsultR is also a Class B shareholder of The Company’s stock. ConsultR provides programming services in relation to the company’s app.
Material Terms: The company pays a monthly amount to ConsultR for all app development services. This amount varies but is approximately 106k per month currently. For the 12 month periods ended December 31, 2023, and 2022 the Company paid ConsultR fees associated with the development and programming of their app in the amounts of $ 1,293,802 and $ 1,176,392, respectively. These amounts are included in the Development/Start Up expenses on the income statement. As of December 31, 2023 and December 31, 2022, accounts payable included $0 and $0, respectively, related to invoices payable to ConsultR.

OUR SECURITIES

Class A Voting Common Stock
The amount of security authorized is 18,300,000 with a total of 16,625,000 outstanding.

Voting Rights

Voting rights: Voting rights: Each holder of Class A Voting Common Stock shall be entitled to one vote for each share of Class A Voting Common Stock held of record by such holder on all matters on which stockholders generally are entitled to vote; provided, however, that except as otherwise required by law, holders of Class A Voting Common Stock, as such, shall not be entitled to vote on any amendment to the Certificate Incorporation (including any amendment to designate the terms of any series of Preferred Stock) that relates solely to the terms of one or more outstanding series of Preferred Stock if the holders of such affected series are entitled, either separately or together with the holders of one or more series, to vote thereon pursuant to this Certificate of Incorporation (including and amendment to designate the terms of any series of Preferred Stock) or pursuant to the General Corporation Law of the State of Delaware.

Material Rights
There are no material rights associated with Class A Voting Common Stock.

Class B Non Voting Common Stock
The amount of security authorized is 20,000,000 with a total of 6,089,235 outstanding.

Voting Rights
There are no voting rights associated with Class B Non Voting Common Stock.
Material Rights
There are no material rights associated with Class B Non Voting Common Stock.

What it means to be a minority holder

As a minority holder of [Security Name] of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

The auditor has included a "going concern" note in the audited financials. The Company's auditor has issued a "going concern" opinion on their financial statements, which means the Company may not be able to succeed as a business without additional financing. Fanbase was incorporated in April 2018. It has an accumulated deficit of $2,919,450 and $2,038,677 as and December 31, 2022 and December 31, 2021, respectively and $1,610,426 and $1,412,721 for the six months ended June 30, 2023 and the six months ended June 30, 2022 respectively. The audit report states that the Company's ability to continue as a going concern for the next twelve months is dependent upon its ability to generate cash from operating activities and/or to raise additional capital to fund its operations. The Company's failure to raise additional short-term capital could have a negative impact on not only their financial condition but also their ability to remain in business. As we grow our business, we may not be able to manage our growth successfully. If we are able to increase the scope of our business offerings, our customer and creator base, the volume of our transactions and grow our business, we will face business risks commonly associated with rapidly growing companies, including the risk that existing management, information systems and financial and internal controls may be inadequate to support our growth. We cannot predict whether we will be able to respond on a timely basis, or at all, to the changing demands that our growth may impose on our existing management and infrastructure. For example, increasing demands on our infrastructure and management could cause any of the following to occur or increase: · inadequate internal controls required for a company doing public offerings (including Regulation CF and Regulation A); · delays in our ability to handle the volume of customers; and · failure to properly review and supervise personnel to make sure we are compliant with applicable regulations. This risk is illustrated by the fact that the Company has restated its previously reported financial statements as of and for the year ended December 31, 2021, and related disclosures. The restatement of the Company's financial statements is subsequent to an independent audit of the year 2022 financial statements. During the audit of the fiscal year 2022 financial statements, future payment liabilities were discovered that date back to December 31, 2021. It was identified that the Company should accrue liability payments due to creators for certain activities. During the 2022 audit, the December 31, 2021, micropayment liabilities that were not previously reported were determined to be material to the financial statements and required a prior period adjustment. The effects of the restatement, including the correction of all errors identified by Company's management are reflected in the Company's financial statements and accompanying notes included herein. As we are a development stage business, we have a limited operating history and are subject to risks of business development. The Company has only a limited history upon which an evaluation of its prospects and future performance can be made. The Company's proposed operations are subject to all business risks associated with new enterprises. The likelihood of the Company's success must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the expansion of a business, operation in a competitive industry, and the continued development of a new social media application and a corresponding base of users and paid subscribers. Our financial results may fluctuate and are difficult to predict. We have a limited operating history, which makes it difficult to forecast our future financial results. Accordingly, you should take into account the risks and uncertainties frequently encountered by early-stage companies in rapidly evolving markets. Our financial results in any given period can be influenced by numerous factors, many of which we are unable to predict or are outside of our control, including: ● our ability to grow the number of our users and their engagement; ● the pricing of our platform; ● our inability to generate revenue; ● changes to our platform or the development and introduction of new products or services by us or our competitors; ● user behavior or changes to our platform that may reduce traffic to our platform; ● increases in marketing, sales, and other operating expenses that we will incur to grow and expand our operations; ● costs related to our safety, security, and content review efforts; ● our ability to obtain equipment, components, and labor for our operations in a timely and cost-effective manner; ● system failures or outages or government blocking, which could prevent us from operating for any period of time; ● breaches of security or privacy, and the costs associated, with any such breaches and remediation; ● changes in the manner in which we distribute our platform or inaccessibility of our platform due to third-party actions; ● fees paid to users or third parties for content; ● adverse litigation judgments, settlements, or other litigation-related costs; ● changes in the legislative or regulatory environment, including with respect to privacy and data protection, or actions by governments or regulators, including fines, orders, or consent decrees; ● the overall tax rate for our business; ● the impact of changes in tax laws or judicial or regulatory interpretations of tax laws, which are recorded in the period such laws are enacted or interpretations are issued, and may significantly affect the effective tax rate of that period; ● changes in U.S. generally accepted accounting principles; and ● changes in global business or macroeconomic conditions. We may need to raise additional financing to support our operations, but we cannot be sure that we will be able to obtain additional financing on terms favorable to us when needed. If we are unable to obtain additional financing to meet our needs, our operations may be adversely affected or terminated. We have limited financial resources. There can be no assurance that we will be able to obtain financing to fund our operations in light of factors beyond our control such as the market demand for our securities, the state of financial markets generally, and other relevant factors. Any sale of our Class B Common Stock in the future may result in dilution to existing stockholders. Furthermore, there is no assurance that we will not incur debt in the future, that we will have sufficient funds to repay any future indebtedness or that we will not default on our future debts, which would thereby jeopardize our business viability. Finally, we may not be able to borrow or raise additional capital in the future to meet our needs or to otherwise provide the capital necessary to continue the development of our technology, which might result in the loss of some or all of your investment in our common stock. We may use celebrities and influencers. We use and pay celebrities and influencers to market our products and improve the profile of our Company. We have provided these individuals guidance as to what they can say, but to the extent their statements, the timing of those statements or their actions are inappropriate, or they have failed to include proper disclosure we may suffer reputational harm and/or have liability with respect to their statements and actions. Either of which can materially adversely affect the Company's business, reputation, results of operations and financial condition. We may acquire other businesses, license rights to technologies or products, form alliances, or dispose of or spin-off businesses, which could cause us to incur significant expenses and could negatively affect profitability. We may pursue acquisitions, technology-licensing arrangements, and strategic alliances, or dispose of or spin-off some of our businesses, as part of our business strategy. We may not complete these transactions in a timely manner, on a cost-effective basis, or at all, and may not realize the expected benefits. If we are successful in making an acquisition, the products and technologies that are acquired may not be successful or may require significantly greater resources and investments than originally anticipated. We may not be able to integrate acquisitions successfully into our existing business and could incur or assume significant debt and unknown or contingent liabilities. We could also experience negative effects on our reported results of operations from acquisition or disposition-related charges, amortization of expenses related to intangibles and charges for impairment of long-term assets. If we experience rapid growth and we are not able to manage this growth successfully, this inability to manage the growth could adversely affect our business, financial condition, and results of operations. Rapid growth places a significant strain on our financial, operational, and managerial resources. While we engage in strategic and operational planning to adequately manage anticipated growth, there can be no assurance that we will be able to implement and subsequently improve operations and financial systems successfully and in a timely manner to fully manage our growth. There can be no assurance that we will be able to manage our growth and any inability to successfully manage growth could materially adversely affect our business, financial condition, and results of operation. The Company depends on key personnel and faces challenges recruiting needed personnel. The Company's future success depends on the efforts of its Chief Executive Officer, Isaac Hayes III and its CTO, COO and Marketing Coordinator, Ramiro Canovas. Ramiro Canovas is also the founder and CEO of ConsultR. ConsultR is the sole third party service provider, providing app development and services to the Company. In addition, due to its limited financial resources and the specialized expertise required, it may not be able to recruit the individuals needed for its business needs. There can be no assurance that the Company will be successful in attracting and retaining the personnel the Company requires to operate and be innovative. We operate in highly competitive industries, and competitive pressures could have a material adverse effect on our business. Globally, the social media sector is intensely competitive. The principal competitive factors in this industry include user acquisition, pricing, ability to produce interesting content and applications, and responsiveness to customer preferences. If we cannot adequately compete with pricing and interest, it could adversely affect our results of operations. We plan on operating in foreign jurisdictions. The Company will be required to comply with the laws of those jurisdictions, including requirements for local partners, tax laws and other legal requirements. Doing business in such foreign jurisdictions entails political risk, and their judicial systems may not provide the same level of legal protections and enforcement of contract and intellectual property rights to which investors are accustomed in the United States. Investment in the

Company carries more risk of loss due to foreign complications in comparison with companies that only operate domestically. Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective. Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection. Without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company. The cost of enforcing our trademarks and copyrights could prevent us from enforcing them. Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected. The Company is vulnerable to hackers and cyber-attacks. As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Fanbase or in its computer systen1s could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber attacks either on our technology provider or on Fanbase could harm our reputation and materially negatively impact our financial condition and business. The elimination of monetary liability against our directors, officers, and employees under Delaware law and the existence of indemnification rights to our directors, officers, and employees may result in substantial expenditures by our Company and may discourage lawsuits against our directors, officers, and employees. Our organizational documents contain a provision permitting us to eliminate the personal liability of our directors to our Company and shareholders for damages for breach of fiduciary duty as a director or officer to the extent provided by Delaware law. We also have contractual indemnification obligations under our employment agreements with our officers. The foregoing indemnification obligations could result in our Company incurring substantial expenditures to cover the cost of settlement or damage awards against directors and officers, which we may be unable to recoup. These provisions and resultant costs may also discourage our Company from bringing a lawsuit against directors and officers for breaches of their fiduciary duties and may similarly discourage the filing of derivative litigation by our shareholders against our directors and officers even though such actions, if successful, might otherwise benefit our Company and shareholders. We may not be able to sufficiently manage our services and customers and therefore monetize our services. We may not be able to sell sufficient subscriptions and in such event, we may be unable to meet our capital requirements or revenue goals. Subscription-based services come with inherent risks. Specifically, customer churn, market saturation, competitive pressure, technology risk, payment processing issues, customer acquisition costs, content or service quality and subscription fatigue. ● Customer Churn refers to the rate at which customers cancel or do not renew their subscriptions. High churn rates can impact revenue and profitability. Understanding and managing the factors that contribute to churn is crucial for the sustainability of the service. ● When the market becomes saturated, acquiring new customers becomes challenging. If the service reaches a point where most potential customers are already subscribers, growth may slow down. This emphasizes the need for diversification or the introduction of new features to attract a broader audience. ● The market for subscription services is often competitive, with new entrants and existing players offering similar or better services. Intense competition can lead to price wars, increased marketing expenses, and challenges in maintaining or growing market share. ● Dependence on technology for service delivery and payment processing. Technical issues, such as outages, security breaches, or failure to adapt to evolving technologies, can lead to service disruptions, loss of customer trust, and reputational damage. ● Challenges related to billing, payment processing, and subscription management. Issues with billing accuracy, payment processing errors, or difficulty in managing subscriptions can lead to customer dissatisfaction and financial losses. ● The cost associated with acquiring new subscribers. If customer acquisition costs are high and not offset by customer lifetime value, it can impact the overall profitability of the subscription service. ● Insufficient or declining quality of content or services. If subscribers perceive a decrease in the value of the service, it may lead to increased churn. Continuous investment in maintaining or improving service quality is essential. ● Consumers may become overwhelmed by numerous subscription services. Subscription fatigue can lead to customers cutting back on subscriptions or prioritizing essential services, affecting the service's growth. In the event that users migrate from the Company's platform our operations and results will be adversely affected. Regularly evaluating customer feedback, monitoring market trends, and adapting to changing conditions are essential components of risk management in this business model. In the event we do not manage these risks successfully we may need to change our business model. Constant innovation and user engagement are not guaranteed. Fanbase’s success depends on its continued innovation to provide new, and improve upon existing, products and services that make its platform useful for users (subscribers and content providers). If Fanbase is unable to continue offering high-quality, innovative products and services, it may be unable to attract additional users or retain current users which could harm our business, results of operations and financial condition. Even though Fanbase intends for the Fanbase platform to have certain features and specifications, Fanbase may make changes to such features and specifications, or even the fees it charges for those services and features, for any number of reasons at any time. These types of changes could impact Fanbase’s strategy for monetizing its platform. Fanbase’s success depends on its ability to continue to attract users to its platform and enhance their engagement with Fanbase’s products and services. A potential lack of use or public interest in the Fanbase platform or change in the legal and regulatory environment including those related to intellectual property and date privacy could negatively impact our business operations and revenue streams. For example, a change in local, state, federal or non-US laws may require us to change or discontinue certain services or features, in which case our business, results of operations and financial condition may be adversely impacted. Fanbase may also find that its strategies for monetizing its platform do not successfully create enough revenue to support the platform and the Company may have to liquidate. If Fanbase is unable to adjust to such changes by implementing new strategies, including devising new services or features that monetize its platform, our business, results of operations, and financial conditions would be negatively impacted and could even result in dissolution or liquidation of Fanbase. If we are unable to anticipate consumer preferences and successfully develop and introduce new, innovative and updated products, we may not be able to maintain or increase our sales or achieve profitability. We believe Fanbase has assembled a quality team to grow the Company. However, it is possible that the Company will not be able to successfully implement future components of the business model, such as integrating reviews and ratings on the platform, adding multi-language support and acquiring properties in various locations and generate sufficient income from them. If Fanbase is unable to operationalize these and others features, or the market does not respond positively to them, then the Fanbase platform may be at risk of failure despite any corrective actions we may take. Furthermore, as discussed above, Fanbase may make changes to the platform, including its features and services, for any number of reasons and customers may choose to no longer use our platform. Our success depends on our ability to timely identify and originate product trends as well as to anticipate and react to changing consumer demands. Members of our Board and our executive officers will have other business interests and obligations to other entities. None of our directors or our executive officers will be required to manage the Company as their sole and exclusive business focus and they may have other business interests and may engage in other activities in addition to those relating to the Company, provided that such activities do not compete ,with the business of the Company or otherwise breach their agreements with the Company. We are dependent on our directors and executive officers to successfully operate our Company. Their other business interests and activities could divert time and attention from operating our business.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1) to the Company;

(2) to an accredited investor;

(3) as part of an offering registered with the SEC; or

(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 22, 2024.

Fanbase Social Media, Inc.

By /s/ Isaac Hayes III

Name: Fanbase Social Media, Inc.

Title: Chief Executive Officer

Exhibit A

FINANCIAL STATEMENTS

Fanbase Social Media, Inc.

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2022 AND 2021

Audited

(Expressed in United States Dollars)

INDEX TO FINANCIAL STATEMENTS

Page

INDEPENDENT ACCOUNTANT'S AUDIT REPORT 1

FINANCIAL STATEMENTS:

Balance Sheet 3

Statement of Operations 4

Statement of Changes in Stockholders' Equity 5

Statement of Cash Flows 6

Notes to Financial Statements .... 7 - 17

INDEPENDENT ACCOUNTANT'S AUDIT REPORT

To the Board of Directors
Fanbase Social Media, Inc.
Atlanta, Georgia

Opinion

We have audited the financial statements of Fanbase Social Media, Inc., which comprise the balance sheets as of December 31, 2022, and 2021, and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of Fanbase Social Media, Inc. as of December 31, 2022, and 2021, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of Fanbase Social Media, Inc. and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Fanbase Social Media, Inc.'s ability to continue as a going concern for period of twelve months from the end of the year ended December 31, 2022.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users made on the basis of these financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Fanbase Social Media, Inc.'s internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Fanbase Social Media, Inc.'s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

Going Concern

As discussed in Note 11, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

March 29, 2023
Los Angeles, California

Fanbase Social Media Inc.
BALANCE SHEET

As of December 31,	2022	2021
ASSETS		
Current assets:		
Cash	$ 1,213,731	$ 718,334
Prepaid expenses	102,681	16,912
Current assets	1,316,412	735,246
Property and equipment, net	74,541	90,909
Security deposit	27,165	27,165
Right of use assets	119,879	-
Investments	50,000	-
Total Assets	**$ 1,587,997**	**$ 853,320**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 201,145	$ 135,011
Accrued expenses	10,704	-
Micropayment liabilities	143,805	116,421
Lease obligation, current portion	79,120	-
Current liabilities	434,774	251,432
Lease obligation, long term portion	43,623	-
Total liabilities	**478,397**	**251,432**
Stockholders' equity:		
Preferred stock, $0.01 par value, 25,000,000 shares designated, no shares issued or outstanding	-	-
Class A voting common stock, $0.01 par value, 148,750,000 shares designated, 16,625,000 shares issued and outstanding as of both December 31, 2022 and 2021	166,250	47,500
Class B non-voting common stock, $0.01 par value, 26,250,000 shares designated, 5,360,909 and 1,123,220 shares issued and outstanding as of December 31, 2022 and 2021	53,608	11,232
Additional paid-in capital	7,415,667	3,293,729
Equity issuance costs	(480,423)	(370,899)
Subscription receivable	(785,986)	(41,414)
Accumulated deficit	(5,259,516)	(2,338,260)
Total stockholders' equity	1,109,600	601,888
Total liabilities and stockholders' equity	**$ 1,587,997**	**$ 853,320**

See accompanying notes to the financial statements

For the year ended December 31,	**2022**	**2021**
Revenue	$ 134,898	$ 161,696
Cost of revenue	326,803	296,884
Gross profit (loss)	(191,905)	(135,188)
Operating expenses:		
Research and development	1,435,398	1,055,168
Sales and marketing	231,408	310,327
General and administrative	1,047,643	539,713
Total operating expenses	2,714,449	1,905,208
Loss from operations	(2,906,354)	(2,040,396)
Other (income)/expense	(3,112)	(1,849)
Interest expense	15,411	130
Provision for income taxes	797	-
Net loss	**$ (2,919,450)**	**$ (2,038,677)**
Weighted average common shares outstanding - basic and diluted	21,985,909	5,873,220
Net loss per common share - basic and diluted	**$ (0.13)**	**$ (0.35)**

See accompanying notes to the financial statements

Fanbase Social Media Inc.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

	Preferred Stock		Common Stock				Additional				Total
			Class A Voting		Class B Non-Voting		Paid-in	Equity	Subscription	Accumulated	Stockholders'
	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Issuance Costs	Receivable	Deficit	Equity
Balances at December 31, 2020	**-**	**$ -**	**4,750,000**	**$ 47,500**	**459,993**	**$ 4,600**	**$ 819,793**	**$ (116,152)**	**$ (45,648)**	**$ (299,583)**	**$ 410,510**
Issuance of common stock pursuant to Regulation CF	-	-	-	-	663,227	6,632	2,473,936	-	4,234	-	2,484,802
StartEngine issuance costs	-	-	-	-	-	-	-	(254,747)	-	-	(254,747)
Net loss	-	-	-	-	-	-	-	-	-	(2,038,677)	(2,038,677)
Balances at December 31, 2021	**-**	**$ -**	**4,750,000**	**$ 47,500**	**1,123,220**	**$ 11,232**	**$ 3,293,729**	**$ (370,899)**	**$ (41,414)**	**$(2,338,260)**	**$ 601,888**
Stock split 3.5 to 1	-	-	11,875,000	118,750	3,708,446	37,084	(155,834)	-	-	-	-
Issuance of common stock pursuant to Regulation CF	-	-	-	-	529,243	5,292	4,277,772	-	(744,572)	-	3,538,492
Equity Issuance Costs	-	-	-	-	-	-	-	(109,524)	-	-	(109,524)
Adoption of ASC 842	-	-	-	-	-	-	-	-	-	(1,806)	(1,806)
Net loss	-	-	-	-	-	-	-	-	-	(2,919,450)	(2,919,450)
Balances at December 31, 2022	**-**	**$ -**	**16,625,000**	**$ 166,250**	**5,360,909**	**$ 53,608**	**$ 7,415,667**	**$ (480,423)**	**$ (785,986)**	**$(5,259,516)**	**$ 1,109,600**

See accompanying notes to the financial statements

For the year ended December 31,	**2022**	**2021**
Cash flows from operating activities:		
Net loss	$ (2,919,450)	$ (2,038,677)
Depreciation expense	27,654	11,311
Amortization expense	1,058	-
Changes in operating assets and liabilities:		
Prepaid expenses	(85,769)	(16,912)
Security deposit	-	(27,165)
Accounts payable	66,134	35,109
Micropayment liabilites	27,384	116,421
Accrued expenses	10,704	-
Net cash used in operating activities	**(2,872,285)**	**(1,919,913)**
Cash flows from investing activities:		
Purchase of property and equipment	(11,286)	(102,220)
Net cash used in investing activities	**(11,286)**	**(102,220)**
Cash flows from financing activities:		
Related party advances/(payments), net	-	(186,238)
Investment purchased	(50,000)	-
Proceeds from issuance of common stock, net of issuance costs	3,428,968	2,230,055
Net cash provided by financing activities	**3,378,968**	**2,043,817**
Net change in cash and cash equivalents	495,397	21,684
Cash at beginning of year	718,334	696,650
Cash at end of year	$ 1,213,731	$ 718,334
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash paid during the year for interest	$ 15,411.00	$ 130
Cash paid during the year for income taxes	$ -	$ -
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES		
Purchase of property and equipment not yet paid for	$ -	$ -
Issuance of equity in return for note	$ -	$ -
Issuance of equity in return for accrued payroll and other liabilities	$ -	$ -
Issance of common stock as equity issuance costs	$ 46,669	$ 49,658

See accompanying notes to the financial statements

1. NATURE OF OPERATIONS

Fanbase Social Media LLC was a limited liability company organized under the laws of Delaware on April 1, 2018. On September 30, 2019, the Company converted to a Delaware corporation under the name Fanbase Social Media, Inc. (the "Company"). The Company is a social network application that users can follow other users for free or subscribe to the same user for exclusive photos, video, live and longform content. It provides day one monetization for any user from the start allowing them to be themselves and not just create content to establish a large enough following to get paid from promoting other products and brands. The Company is headquartered in Atlanta, Georgia.

Fanbase is a subscription-based photo, video, live streaming, and long-form content social network that allows users to follow other users for free, and also subscribe to the same user for a monthly fee to exclusive content they create. The platform monetizes photo, video, Livestream, and long-form content in a social network environment, and anyone can be a creator on Fanbase. Subscriptions are bought in packs of 1, 3, or 5 for a monthly recuring subscription fee. Fanbase also provides the ability to like and love content. Likes are free engagement but when you "Love" a post you tip the content creator half a penny. Users also buy "Love" in packs of 100, 500, or 1000 for specific fees to use for loving photos, unlocking exclusive posts one at a time or gifting livestream engagement. Fanbase was created for the next generation. We believe there is no amount of innovation current platforms can do to attract the youth. The younger generation want their own platforms and there will always be a new market for them cause honestly kids don't want to be on the same apps as their parents. Fanbase is the foreseeable future of social media.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2022, and December 31, 2021, the Company's cash and cash equivalents exceeded FDIC insured limits by $ 963,731 and $468,334, respectively.

Subscription Receivable

The Company records stock issuances at the effective date. If the subscription is not funded upon issuance, the Company records a subscription receivable as an asset on a balance sheet. When subscription receivables are not received prior to the issuance of financial statements at a reporting date in satisfaction of the requirements under FASB ASC 505-10-45-2, the subscription is reclassified as a contra account to stockholders' equity on the balance sheet.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements exceeding of $1,000 are capitalized. The cost of assets retired or otherwise disposed of, and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment are as follows:

Category	Useful life
Computers	3 years
Furniture and Fixtures	5 years
Leasehold Improvements	3 to 10 years
TVs	5 years
Audio/Video Equipment	5 years

Impairment of Long-lived Assets

Long-lived assets, such as property, equipment, and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Income Taxes

Fanbase Social Media, Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken, or expected to be taken, in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, Revenue from Contracts with Customers, when delivery of services is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the service has been performed and has fulfilled its sole performance obligation.

The Company derives all revenues from subscription-based photo, video, live streaming, and long-form content that allows users to follow other users for free and also subscribe to the same user for a monthly fee to view exclusive content they create. The platform monetizes photo, video, livestream, and long-form content in a social network environment.

Equity

In September 2022, the Company effected a 3.5-to-1 forward stock split of its authorized, issued, and outstanding common shares (see Note 3). Accordingly, all share and per share amounts for all periods presented in the accompanying financial statements and notes thereto have been adjusted retroactively, where applicable, to reflect these stock splits.

Cost of Revenue

Cost of revenue represents hosting costs, music licensing, direct payouts to recipients who have earned the monies from other application users, and direct expenses associated with events held.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2022, and December 31, 2021, amounted to $229,893 and $28,814, respectively, which is included in sales and marketing expenses.

Research and Development Costs

Costs incurred in the research and development of the Company's products are expensed as incurred.

Net Loss per Share

Net earnings or loss per share is computed by dividing net income or loss by the weighted-average number of common shares outstanding during the period, excluding shares subject to redemption or forfeiture. The Company presents basic and diluted net earnings or loss per share. Diluted net earnings or loss per share reflect the actual weighted average of common shares issued and outstanding during the period, adjusted for potentially dilutive securities outstanding. Potentially dilutive securities are excluded from the computation of the diluted net loss per share if their inclusion would be anti-dilutive. There were no potentially dilutive items outstanding as of December 31, 2022.

Deferred Offering Costs

The Company complies with the requirements of FASB ASC 340-10-S99-1 with regards to offering costs. Prior to the completion of an offering, offering costs are capitalized. The deferred offering costs are charged to stockholders' equity upon the completion of an offering or to expense if the offering is not completed.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

COVID-19

In March 2021, the outbreak and spread of the COVID-19 virus was classified as a global pandemic by the World Health Organization. This widespread disease impacted the Company's business operations, including its employees, customers, vendors, and communities. The COVID-19 pandemic may continue to impact the Company's business operations and financial operating results, and there is substantial uncertainty in the nature and degree of its continued effects over time. The extent to which the pandemic impacts the business going forward will depend on numerous evolving factors management cannot reliably predict, including the duration and scope of the pandemic; governmental, business, and individuals' actions in response to the pandemic; and the impact on economic activity including the possibility of recession or financial market instability. These factors may adversely impact consumer and business spending on products as well as customers' ability to pay for products and services on an ongoing basis. This uncertainty also affects management's accounting estimates and assumptions, which could result in greater variability in a variety of areas that depend on these estimates and assumptions, including investments, receivables, and forward-looking guidance.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through March 15, 2022, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

Lease Accounting

In February 2016, the FASB issued ASU No. 2016-02, Leases *(Topic 842)*. The new standard introduces a new lessee model that brings substantially all leases onto the balance sheets. The amendments in the ASU are effective for fiscal years beginning after December 15, 2021.

We adopted the standard effective January 1, 2022, using the modified retrospective adoption method which allowed us to initially apply the new standard at the adoption date and recognize a cumulative-effect adjustment to the opening balance of accumulated deficit. In connection with our adoption of the new lease pronouncement, we recorded a charge to retained earnings.

Effects of Adoption

We have elected to use the practical expedient package that allows us to not reassess: (1) whether any expired or existing contracts are or contain leases, (2) lease classification for any expired or existing leases and (3) initial direct costs for any expired or existing leases. We additionally elected to use the practical expedients that allow lessees to: (1) treat the lease and non-lease components of leases as a single lease component for all of our leases and (2) not recognize on our balance sheet leases with terms less than twelve months.

We determine if an arrangement is a lease at inception. We lease certain offices under an operating lease. Under the new standard, operating leases result in the recognition of Right of Use (“ROU”) assets and lease liabilities on the consolidated balance sheet. ROU assets represent our right to use the leased asset for the lease term and lease liabilities represent our obligation to make lease payments. Under the new standard, operating lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. As most of our leases do not provide an implicit rate, upon adoption of the new standard, we used our estimated incremental borrowing rate based on the information available, including lease term, as of January 1, 2022, to determine the present value of lease payments. Operating lease ROU assets are adjusted for any lease payments made prior to January 1, 2022, and any lease incentives. Certain of our leases may include options to extend or terminate the original lease term. We generally conclude that we are not reasonably certain to exercise these options due primarily to the length of the original lease term and our assessment that economic incentives are not reasonably certain to be realized. Operating lease expense under the new standard is recognized on a straight-line basis over them lease term. Our current finance lease obligations consist primarily of cultivation and distribution facility leases.

Summary of Effects of Lease Accounting Standard Update Adopted in 2022

The cumulative effects of the changes made to our condensed balance sheet as of the beginning of 2022 as a result of the adoption of the accounting standard update on leases were as follows:

	As filed December 31, 2021	Recognition of Operating Leases	Total Effects of Adoption	With effect of lease accounting standard update January 1, 2022
Assets				
Right of use asset, net	$ -	$ 190,330	$ 190,330	$ 190,330
Liabilities				
Current portion of leas	-	$ 69,401	69,401	$ 69,401
Lease obligation	-	$ 122,743	122,743	$ 122,743
Deferred rent current	-	-	-	$ -
Deferred rent non-curr	-	-	-	$ -
Equity				
Retained Earnings	$ -	(1,814)	(1,814)	$ (1,814)
Total	$ -	$ -	$ -	$ -

3. RESTATEMENT

The company has restated its previously reported financial statements as of and for the year ended December 31, 2021, and related disclosures. The restatement of the company's financial statements is subsequent to an independent audit of the year 2022 financial statements. During the audit of the fiscal year 2022 financial statements, future payment liabilities were discovered that date back to December 31, 2021. It was identified that the Company should accrue liability payments due to creators for certain activities. During the 2022 audit, the December 31, 2021, micropayment liabilities that were not previously reported were determined to be material to the financial statements and required a prior period adjustment. The effects of the restatement, including the correction of all errors identified by Company's management are reflected in the Company's financial statements and accompanying notes included herein.

The following table summarizes the changes made to the December 31, 2021:

	Original	Adjustments	Restated
Net loss	$(1,922,257)	$ (116,420)	$(2,038,677)
Operating cash flows	(2,036,334)	116,421	(1,919,913)
Cash flows from investing activities	-	-	-
Total assets	696,650	-	696,650
Total liabilities	135,011	116,421	251,432
Accumulated deficit	(2,221,839)	(116,421)	(2,338,260)
Total equity.	718,309	(116,421)	601,888

4. PROPERTY AND EQUIPMENT

As of December 31, 2022, and December 31, 2021, property and equipment consists of:

	2022	2021
Computers	$ 5,635	$ 5,635
Furniture and Fixtures	13,027	8,630
Leasehold Improvements	54,735	54,735
TVs	13,172	13,172
Audio/Video Equipment	26,937	20,048
Property and equipment, at cost	113,506	102,220
Accumulated Depreciation	(38,965)	(11,311)
	$ 74,541	$ 90,909

Depreciation expenses for property and equipment for the fiscal year ended December 31, 2022, and 2020 were in the amount of $27,654 and $11,311 and, respectively.

5. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 148,750,000 Class A voting Common Shares with at a par value of $0.01. As of December 31, 2022, and December 31, 2021, Common Shares in the amount of 16,625,000, have been issued and are outstanding after taking into consideration the 3.5-to-1 stock split that occurred in September 2022.

The Company is authorized to issue 26,250,000 Class B non-voting Common Shares with a par value of $0.01. As of December 31, 2022, and December 31, 2021, Common Shares in the amount of 5,360,909 and 3,931,270, respectively, have been issued and are outstanding after taking into consideration the 3.5 to 1 stock split that occurred in September 2022.

Preferred Stock

The Company is authorized to issue 25,000,000 Preferred Shares with a $0.01 par value. As of December 31, 2022, and December 31, 2021, no shares have been issued or outstanding.

6. RELATED PARTY

The Company's CTO is the owner of their primary vendor, ConsultR. ConsultR is also a Class B shareholder of The Company's. ConsultR provides programming services in relation to the Company's app. For the years ended December 31, 2022, and 2021 the Company paid ConsultR fees associated with the development and programing of their app in the amounts of $1,265,135 and $928,459, respectively. These amounts are included in the research and development expenses on the income statement. As of December 31, 2022, and 2021, accounts payable included $0 and $38,963, respectively, related to invoices payable to ConsultR.

7. INCOME TAXES

The provision for income taxes for the year ended December 31, 2022, and December 31, 2021, consists of the following:

As of December 31,	2022	2021
Net opearating loss	$ (648,337)	$ (452,739)
Valuation allowance	648,337	452,739
	$ -	$ -

Significant components of the Company's deferred tax assets and liabilities on December 31, 2022, and December 31, 2021, are as follows:

As of December 31,	2022	2021
Net operating loss	$ (5,257,710)	$(2,338,260)
Valuation allowance	5,257,710	2,338,260
	$ -	$ -

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2022, and December 31, 2021. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

For the fiscal year ending December 31, 2022, the Company had federal cumulative net operating loss ("NOL") carryforwards of $5,257,710, and the Company had state net operating loss ("NOL") carryforwards of approximately $5,257,710. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2022, and 2021, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2022, and December 31, 2021, the Company had no accrued interest and penalties related to uncertain tax positions.

8. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2022, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

9. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2022, through March 15, 2023, which is the date the financial statements were available to be issued.

As of March 15, 2023, the Company has received disbursements totaling $657,799 net of cost of issuance fees.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

10. GOING CONCERN

The Company has evaluated whether there are certain conditions and events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern within one year after the date that the financial statements are issued.

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has not generated profits since inception and has sustained net losses of $2,919,450 and $2,038,677 for the periods ended December 31, 2022, and 2021, respectively.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

Fanbase Inc
Balance Sheet
As of December 31, 2023

	Total
ASSETS	
Current Assets	
Bank Accounts	
10000 Business WF x1300)	693,242.67
10005 PayPal Account	149.24
10010 Stripe Funds	2,362.10
10100 Petty Cash	150.00
10999 Bill.com Money Out Clearing	-834.44
Total Bank Accounts	**$ 695,069.57**
Other Current Assets	
11000 Subscription Receivable	731,185.44
14000 Prepaid Insurance	2,979.50
14005 Prepaid Licenses	18,652.90
14035 Audiobyte	0.00
14040 Banuba Cyprus Limited	20,740.00
14045 Braze	16,275.85
14050 Cision US	0.00
14055 Contus/Mirrorfly	0.00
14060 img.ly	13,755.00
14065 UXCam	2,754.64
14070 Zendesk	3,960.00
Total 14005 Prepaid Licenses	**$ 76,138.39**
14015 Prepaid Rent	7,989.64
14030 Other Prepaid Assets	0.00
18300 Security Deposit	27,165.11
Total Other Current Assets	**$ 845,458.08**
Total Current Assets	**$ 1,540,527.65**
Fixed Assets	
16010 Leasehold Improvements	71,663.20
16020 Furniture and fixtures	16,078.86
16030 Office Equipment	
16031 Audio & Video Equipment	6,888.39
16032 Audio/Video Equipment	34,771.76
16033 TVs	13,171.40
Total 16030 Office Equipment	**$ 54,831.55**
16035 Computer Hardware	8,992.29
17000 Accumulated Depreciation	-79,387.11
Total Fixed Assets	**$ 72,178.79**
Other Assets	
16050 Right of Use Assets	190,338.00
17050 ROU Accumulated Amortization	-148,319.59
Total 16050 Right of Use Assets	**$ 42,018.41**
18005 Investments	50,000.00
Total Other Assets	**$ 92,018.41**

TOTAL ASSETS	**$ 1,704,724.85**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
20000 Accounts Payable (A/P)	202,648.09
Total Accounts Payable	**$ 202,648.09**
Credit Cards	
20010 A/P Credit card (1006)	56,170.33
Total Credit Cards	**$ 56,170.33**
Other Current Liabilities	
20100 Accrued Salaries	3,626.82
20115 Accrued Payroll Taxes	0.00
21000 Accrued Expenses	4,165.00
21001 Contus Accrued	0.00
Total 21000 Accrued Expenses	**$ 4,165.00**
24010 Lease Obligation Current Portion	43,623.39
24015 User Liabilities	
24016 Love Bank (unawarded loves)	91,820.01
24017 Micropayments Owed (below threshold)	48,544.67
24018 User payments held (no bank info)	30,962.92
Total 24015 User Liabilities	**$ 171,327.60**
24200 Other Current Liabilities	
24201 Due to Related Party	0.00
Total 24200 Other Current Liabilities	**$ 0.00**
Total Other Current Liabilities	**$ 222,742.81**
Total Current Liabilities	**$ 481,561.23**
Long-Term Liabilities	
25010 Lease Obligation Long Term Portion	0.00
Total Long-Term Liabilities	**$ 0.00**
Total Liabilities	**$ 481,561.23**
Equity	
30000 Common stock	53,608.00
30005 Common Stock - Class A	166,250.00
Total 30000 Common stock	**$ 219,858.00**
30300 Additional Paid-in Capital	9,838,028.59
30305 SE Issuance Costs	-480,422.59
30500 Distributions	0.00
30995 Opening Balance Equity	0.00
31005 Retained Earnings	-5,259,516.73
Net Income	-3,094,783.65
Total Equity	**$ 1,223,163.62**
TOTAL LIABILITIES AND EQUITY	**$ 1,704,724.85**

Fanbase Inc
Profit and Loss
January - December 2023

	Total
Income	
4000 Revenue	103,023.07
40015 Other	325.05
Total 4000 Revenue	**$ 103,348.12**
4100 Sales of Product Income	
41000 Merch Sales	2,580.18
Total 4100 Sales of Product Income	**$ 2,580.18**
Total Income	**$ 105,928.30**
Cost of Goods Sold	
5000 Cost of Goods Sold	0.00
50005 Music Licensing	64,880.00
50015 Hosting Costs	107,503.82
50020 Processor Fees	1,739.92
50035 PayPal Fees	60.61
Total 50020 Processor Fees	**$ 1,800.53**
50025 User Payments	74,451.06
50030 Merchandise	13,238.68
50045 Reimbursable Expenses	319.00
Total 5000 Cost of Goods Sold	**$ 262,193.09**
Total Cost of Goods Sold	**$ 262,193.09**
Gross Profit	**-$ 156,264.79**
Expenses	
6000 Salaries	
60000 Salaries - Salary	148,173.05
Total 6000 Salaries	**$ 148,173.05**
6110 Payroll Taxes	
61100 Payroll Taxes - Medicare	2,076.26
61105 Payroll Taxes - Social Security	8,878.23
61110 Payroll Taxes - SUI	2,925.46
61115 Payroll Taxes - FUI	89.21
61120 Payroll Taxes - State	426.81
Total 6110 Payroll Taxes	**$ 14,395.97**
6120 Benefits	
61200 Ee Benefits - Health/Dental	19,774.46
61205 Ee Benefits - Vision	0.00
61240 Other Benefits	810.00
Total 6120 Benefits	**$ 20,584.46**
6200 Office Expenses & Supplies	0.00
62000 Office Supplies	31,420.31
62005 Computer Supplies	49.00
Total 6200 Office Expenses & Supplies	**$ 31,469.31**

6300 Professional Fees		
63000 Consulting		0.00
63005 Accounting & Audit/Tax		64,227.00
63010 Finance		110,096.77
63015 Legal Fees		173,230.40
63020 Marketing		320,754.01
63025 Administrative		71,187.50
63035 Analytics		47,030.00
63040 R&D		0.00
63045 Interns		2,000.00
63050 Other		2,048.05
63055 Music Licensing		47,500.00
Total 6300 Professional Fees	**$**	**838,073.73**
6320 Technology Fees		
63200 Technology Services		159,937.80
63215 Software Services/Recurring		78,613.49
63216 SMS Service		36,848.65
Total 6320 Technology Fees	**$**	**275,399.94**
6410 Contract Services		35,596.00
64100 Athletics		0.00
64105 Data Analysis		0.00
64106 Analytics		0.00
Total 64105 Data Analysis	**$**	**0.00**
64115 Executive Assistant		0.00
64135 Payroll Processing Fees		1,138.57
64140 Other		0.00
64141 Third Party Services		0.00
Total 6410 Contract Services	**$**	**36,734.57**
6440 Fees - Other		
64400 Bank Charges & Fees		716.19
64405 Credit Card Fees		445.66
Total 6440 Fees - Other	**$**	**1,161.85**
6500 Facility Costs		
65000 Facility Rent		16,359.04
65005 Facility Rental - CAM		-6,391.77
65100 Utilities		10,793.26
65101 General and Administrative		0.00
65110 Building Security		3,365.06
Total 6500 Facility Costs	**$**	**24,125.59**
6530 Equipment Rental		
65300 Equipment Rental - Office		310.00
Total 6530 Equipment Rental	**$**	**310.00**
6600 Repairs & Maintenance		
66000 Building		2,636.40
66020 Car & Truck		3,543.23
Total 6600 Repairs & Maintenance	**$**	**6,179.63**
6700 Insurance		0.00

67005 Insurance - General Liability		2,979.42
67025 Insurance - Other		-1,419.70
Total 6700 Insurance	**$**	**1,559.72**
6810 Postage		
68100 Shipping/Postage		257.25
Total 6810 Postage	**$**	**257.25**
6900 Travel & Entertainment		
69000 T&E - Airfare		3,937.26
69005 T&E - Lodging		4,707.47
69010 T&E - Auto		226.66
69020 T&E - Client Meals		8,356.47
69025 T&E - Employee Meals		623.76
69040 T&E - Rental Car/Fuel		258.38
69050 T&E - Other		888.55
Total 6900 Travel & Entertainment	**$**	**18,998.55**
7100 Licenses and Taxes		0.00
71000 Business Licenses		6,450.00
71015 Other Taxes		6,679.90
Total 7100 Licenses and Taxes	**$**	**13,129.90**
71100 Advertising & Marketing		18,446.20
71101 Marketing Advisor		0.00
71125 Public Relations		2,959.85
71130 Social Media Marketing		11,497.14
71135 VIdeo Content		11,312.92
71140 Gifts		549.99
Total 71100 Advertising & Marketing	**$**	**44,766.10**
71310 Uncategorized Expense		0.00
71350 Other Business Expenses		928.87
71400 Development/Start Up		0.00
71401 Development Services		1,337,111.45
Total 71400 Development/Start Up	**$**	**1,337,111.45**
80005 Interest Paid		8,018.81
Total Expenses	**$**	**2,821,378.75**
Net Operating Income	**-$**	**2,977,643.54**
Other Income		
80105 Credit Card Rewards		3,642.76
Total Other Income	**$**	**3,642.76**
Other Expenses		
Unrealized Gain or Loss		0.00
7200 Other Expenses		
72105 Amortization Expense ROU Assets		77,860.59
Total 7200 Other Expenses	**$**	**77,860.59**
72000 Depreciation		40,422.28
Total Other Expenses	**$**	**118,282.87**
Net Other Income	**-$**	**114,640.11**
Net Income	**-$**	**3,092,283.65**

Tuesday, Mar 19, 2024 11:08:16 AM GMT-7 - Accrual Basis

Fanbase Inc
Statement of Cash Flows
January - December 2023

	Total
OPERATING ACTIVITIES	
Net Income	-3,092,283.65
Adjustments to reconcile Net Income to Net Cash provided by operations:	
11000 Subscription Receivable	54,800.15
14000 Prepaid Insurance	-2,979.50
14005 Prepaid Licenses	-21,152.90
14015 Prepaid Rent	-7,989.64
14030 Other Prepaid Assets	0.00
14035 Prepaid Licenses:Audiobyte	48,000.00
14040 Prepaid Licenses:Banuba Cyprus Limited	0.00
14045 Prepaid Licenses:Braze	-2,213.35
14050 Prepaid Licenses:Cision US	0.00
14055 Prepaid Licenses:Contus/Mirrorfly	-0.02
14060 Prepaid Licenses:img.ly	-631.26
14065 Prepaid Licenses:UXCam	0.00
14070 Prepaid Licenses:Zendesk	40.00
17000 Accumulated Depreciation	40,422.28
20000 Accounts Payable (A/P)	68,931.00
20010 A/P Credit card (1006)	-11,258.95
20100 Accrued Salaries	3,626.82
20115 Accrued Payroll Taxes	0.00
21000 Accrued Expenses	4,165.00
21001 Accrued Expenses:Contus Accrued	-10,704.00
24010 Lease Obligation Current Portion	-35,496.61
24016 User Liabilities:Love Bank (unawarded loves)	364.49
24017 User Liabilities:Micropayments Owed (below threshold)	16,174.15
24018 User Liabilities:User payments held (no bank info)	10,984.42
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**$ 155,082.08**
Net cash provided by operating activities	**-$ 2,937,201.57**
INVESTING ACTIVITIES	
16010 Leasehold Improvements	-16,928.59
16020 Furniture and fixtures	-3,050.81

16032 Office Equipment:Audio/Video Equipment		-14,723.56
16035 Computer Hardware		-3,356.87
17050 Right of Use Assets:ROU Accumulated Amortization		77,860.59
Net cash provided by investing activities	**$**	**39,800.76**
FINANCING ACTIVITIES		
25010 Lease Obligation Long Term Portion		-43,623.00
30300 Additional Paid-in Capital		2,422,362.08
Net cash provided by financing activities	**$**	**2,378,739.08**
Net cash increase for period	**-$**	**518,661.73**
Cash at beginning of period		1,213,731.30
Cash at end of period	**$**	**695,069.57**

Tuesday, Mar 19, 2024 11:09:53 AM GMT-7

	Preferred Stock		Common stock		Additional Paid-in Capital	Equity Issuance Costs	Subscription Receivable	Accumulated Deficit	Total Stockholders' Deficit
	Shares	Amount	Shares	Amount					
Inception	-	$ -	5,873,220	58,732	$ 3,293,729	$ (370,899)	$ (41,414)	$ (2,338,260)	$ 601,888.42
Stock split 3.5 to 1		-	15,583,446	155,834	(155,834)	-	-	-	0
Issuance of common stock pursuant to Regulati	-	-	529,243	5,292	4,277,772	-	(744,572)	-	3,538,492
Equity Issuance Costs	-	-	-	-	-	(109,524)	-	-	(109,524)
Adoption of ASC 842	-	-	-	-	-	-	-	(1,806)	(1,806)
Net income (loss)	-	-	-	-	-	-	-	(2,919,450)	(2,919,450)
December 31, 2022	-	$ -	21,985,909	$ 219,859	$ 7,415,667	$ (480,423)	$ (785,986)	$ (5,259,516)	$ 1,109,601
Issuance of common stock pursuant to Regulati	-	-	728,326	7,283	2,680,664	-	(731,185)	-	1,956,761
Equity Issuance Costs	-	-	-	-		(480,423)	-	-	(480,423)
Net income (loss)	-	-	-	-	-	-	-	(3,092,284)	(3,092,284)
December 31, 2023	-	$ -	22,714,235	$ 227,142	$ 10,096,331	$ (960,845)	$ (1,517,171)	$ (8,351,800)	$ (506,344)

Note: the above are just examples. Delete rows and/or columns that are not applicable. For example, if you don't have preferred stock authorized, delete those columns. If you haven't issued shares for services, delete that row. Keeping a line in your statement when you don't' actually have a corresponding transaction could make it misleading to an investor. The below color coated indicates should match other areas of your financial statements.

= amounts that come from P&L

= amounts should tie to the balance sheet. Descriptions in headers should also match balance sheet

1. NATURE OF OPERATIONS

Fanbase Social Media, Inc. (the “Company”) is currently registered as a Delaware corporation since September 30, 2019. Its predecessor entity, Fanbase Social Media LLC was a limited liability company organized under the laws of Delaware on April 1, 2018. The Company is a social network application where users can follow other users for free or subscribe to the same user for exclusive photos, video, live and longform content. It provides day-one monetization for any user from the start allowing them to be themselves and not just create content to establish a large enough following to get paid from promoting other products and brands. Fanbase is built for everyone and fueled by black culture, youth, and innovative tech. A powerful combination that has propelled the most successful social media companies in the world. The Company is headquartered in Atlanta, Georgia..

Fanbase enables anyone to monetize their content, allowing a user to charge other users from $2.99 to $99.99 a month per subscriber. Fanbase also provides the ability to ‘like’ and ‘love’ content. Likes are free engagement, but when you "Love" a post, you tip the content creator half a penny. Users can buy "Love" in packs of 100, 500, 1,000, 2,500, 10,000, and 25,000 to use for ‘loving’ photos, unlocking exclusive content one at a time, or gifting livestream engagement.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (“US GAAP”). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company’s cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company’s cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of June 30, 2023, and December 31, 2022, the Company’s cash and cash equivalents exceeded FDIC insured limits by $797,487 and $963,731, respectively.

Subscription Receivable

The Company records stock issuances at the effective date. If the subscription is not funded upon issuance, the Company records a subscription receivable as an asset on a balance sheet. When subscription receivables are not received prior to the issuance of financial statements at a reporting date in satisfaction of the requirements under FASB ASC 505-10- 45-2, the subscription is reclassified as a contra account to stockholders’ equity on the balance sheet.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements exceeding $1,000 are capitalized. The cost of assets retired or otherwise disposed of, and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment are as follows:

Category

Category	Useful life
Computers	3 years
Furniture and Fixtures	5 years
Leasehold Improvements	3 to 10 years
TVs	5 years
Audio/Video Equipment	5 years

Impairment of Long-lived Assets

Long-lived assets, such as property, equipment, and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Income Taxes

Fanbase Social Media, Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken, or expected to be taken, in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, Revenue from Contracts with Customers, when delivery of services is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the service has been performed and has fulfilled its sole performance obligation.

The Company derives all revenues from: 1. Subscription-based photo, video, live streaming, and long-form content that allows users to follow other users for free and also subscribe to the same user for a monthly fee to view exclusive content they create. 2. Love package purchases from the App stores that allows users to give loves to other users and unlock specific exclusive content. 3. Merchandise Ecommerce. The platform monetizes photo, video, livestream, and long-form content in a social network environment.

Equity

In September 2022, the Company effected a 3.5-to-1 forward stock split of its authorized, issued, and outstanding common shares (see Note 3). Accordingly, all share and per share amounts for all periods presented in the accompanying financial statements and notes thereto have been adjusted retroactively, where applicable, to reflect these stock splits.

Cost of Revenue

Cost of revenue represents hosting costs, music licensing, direct payouts to recipients who have earned the monies from other application users, and direct expenses associated with events held.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses in 2023 and 2022, amounted to $44,766 and $229,893, respectively, which is included in sales and marketing expenses.

Research and Development Costs

Costs incurred in the research and development of the Company's products are expensed as incurred.

Net Loss per Share

Net earnings or loss per share is computed by dividing net income or loss by the weighted-average number of common shares outstanding during the period, excluding shares subject to redemption or forfeiture. The Company presents basic and diluted net earnings or loss per share. Diluted net earnings or loss per share reflect the actual weighted average of common shares issued and outstanding during the period, adjusted for potentially dilutive securities outstanding. Potentially dilutive securities are excluded from the computation of the diluted net loss per share if their inclusion would be anti-dilutive. There were no potentially dilutive items outstanding as of December 31, 2023.

Deferred Offering Costs

The Company complies with the requirements of FASB ASC 340-10-S99-1 with regards to offering costs. Prior to the completion of an offering, offering costs are capitalized. The deferred offering costs are charged to stockholders' equity upon the completion of an offering or to expense if the offering is not completed.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data. ***Level 3***—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions

made by other market participants. These valuations require significant judgment.

COVID-19

In March 2021, the outbreak and spread of the COVID-19 virus was classified as a global pandemic by the World Health Organization. This widespread disease impacted the Company's business operations, including its employees, customers, vendors, and communities. The COVID-19 pandemic may continue to impact the Company's business operations and financial operating results, and there is substantial uncertainty in the nature and degree of its continued effects over time. The extent to which the pandemic impacts the business going forward will depend on numerous evolving factors management cannot reliably predict, including the duration and scope of the pandemic; governmental, business, and individuals' actions in response to the pandemic; and the impact on economic activity including the possibility of recession or financial market instability. These factors may adversely impact consumer and business spending on products as well as customers' ability to pay for products and services on an ongoing basis. This uncertainty also affects management's accounting estimates and assumptions, which could result in greater variability in a variety of areas that depend on these estimates and assumptions, including investments, receivables, and forward-looking guidance.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through December 31, 2023, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

Lease Accounting

In February 2016, the FASB issued ASU No. 2016-02, Leases *(Topic 842)*. The new standard introduces a new lessee model that brings substantially all leases onto the balance sheets. The amendments in the ASU are effective for fiscal years beginning after December 15, 2021.

We adopted the standard effective January 1, 2022, using the modified retrospective adoption method which allowed us to initially apply the new standard at the adoption date and recognize a cumulative-effect adjustment to the opening balance of accumulated deficit. In connection with our adoption of the new lease pronouncement, we recorded a charge to retained earnings.

Effects of Adoption

We have elected to use the practical expedient package that allows us to not reassess: (1) whether any expired or existing contracts are or contain leases, (2) lease classification for any expired or existing leases and (3) initial direct costs for any expired or existing leases. We additionally elected to use the practical expedients that allow lessees to: (1) treat the lease and non-lease components of leases as a single lease component for all of our leases and (2) not recognize on our balance sheet leases with terms less than twelve months.

We determine if an arrangement is a lease at inception. We lease certain offices under an operating lease. Under the new standard, operating leases result in the recognition of Right of Use ("ROU") assets and lease liabilities on the consolidated balance sheet. ROU assets represent our right to use the leased asset for the lease term and lease liabilities represent our obligation to make lease payments. Under the new standard, operating lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. As most of our leases do not provide an implicit rate, upon adoption of the new standard, we used our estimated incremental borrowing rate based on the information available, including lease term, as of January 1, 2022, to determine the present value of lease payments. Operating lease ROU assets are adjusted for any lease payments made prior to January 1, 2022, and any lease incentives. Certain of our leases may include options to extend or terminate the original lease term. We generally conclude that we are not reasonably certain to exercise these options due primarily to the length of the original lease term and our assessment that economic incentives are not reasonably certain to be realized. Operating lease expense under the new standard is recognized on a straight-line basis over them lease term. Our current finance lease obligations consist primarily of cultivation and distribution facility leases.

3. PROPERTY AND EQUIPMENT

As of December 31, 2023, and December 31, 2022, property and equipment consists of:

	As of December 31, 2023	As of December 31, 2022
16010 Leasehold Improvements	71,663.20	54,734.61
16020 Furniture and fixtures	16,078.86	13,028.05
16030 Office Equipment		
16031 Audio & Video Equipment	6,888.39	6,888.39
16032 Audio/Video Equipment	34,771.76	20,048.20
16033 TVs	13,171.40	13,171.40
Total 16030 Office Equipment	**$ 54,831.55**	**$ 40,107.99**
16035 Computer Hardware	8,992.29	5,635.42
17000 Accumulated Depreciation	-79,387.11	-38,964.83
Total Fixed Assets	**$ 72,178.79**	**$ 74,541.24**

4. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 18,300,000 Class A voting Common Shares with at a par value of $0.01. As of December 31, 2023 and December 31, 2022, Class A Common Shares in the amount of 16,625,000 have been issued and are outstanding after taking into consideration the 3.5-to-1 stock split that occurred in September 2022.

The Company is authorized to issue 20,000,000 Class B non-voting Common Shares with a par value of $0.01. As of December 31, 2023 and December 31, 2022 Class B Common Shares in the amount of 6,089,235 and 5,361,024, respectively, have been issued and are outstanding after taking into consideration the 3.5 to 1 stock split that occurred in September 2022.

5. RELATED PARTY

The Company's CTO is the owner of their primary vendor, ConsultR. ConsultR is also a Class B Common Stock shareholder of The Company's. ConsultR provides programming services in relation to the Company's app. For the 12 month periods ended December 31, 2023, and 2022 the Company paid ConsultR fees associated with the development and programming of their app in the amounts of $ 1,293,802 and $ 1,176,392, respectively. These amounts are included in the Development/Start Up expenses on the income statement. As of December 31, 2023 and December 31, 2022, accounts payable included $0 and $0, respectively, related to invoices payable to ConsultR.

6. INCOME TAXES

The provision for income taxes for the year ended December 31, 2022, and December 31, 2021, consists of the following:

As of December 31,	2022	2021
Net opearating loss	$ (648,337)	$ (452,739)
Valuation allowance	648,337	452,739
	$ -	$ -

Significant components of the Company's deferred tax assets and liabilities on December 31, 2022, and December 31, 2021, are as follows:

As of December 31,	2022	2021
Net operating loss	$ (5,257,710)	$(2,338,260)
Valuation allowance	5,257,710	2,338,260
	$ -	$ -

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2022, and December 31, 2021. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

For the fiscal year ending December 31, 2022, the Company had federal cumulative net operating loss ("NOL") carryforwards of $5,257,710, and the Company had state net operating loss ("NOL") carryforwards of approximately $5,257,710. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2022, and 2021, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2022, and December 31, 2021, the Company had no accrued interest and penalties related to uncertain tax positions.

7. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulations. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2023, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

8. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from January 1, 2023, through December 31, 2023, which is the date the financial statements were available to be issued.

Through two separate capital campaigns during 2023, the Company has received disbursements totaling $2,680,664, net of issuance costs.

In November 2023, the board ratified the change in authorized Common shares available to a total of 38,300,000, of which 18,300,000 are designated Class A voting shares and 20,000,000 are designated Class B non-voting shares. The Company is no longer authorized to issue Preferred shares of which none were outstanding at the time of this change.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

9. GOING CONCERN

The Company has evaluated whether there are certain conditions and events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern within one year after the date that the financial statements are issued.

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has not generated profits since inception and has sustained net losses of $3,092,284 and $2,919,451 2023 and 2022, respectively.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

I, Isaac Hayes III, the Chief Executive Officer of Fanbase Social Media, Inc., hereby certify that the financial statements of Fanbase Social Media, Inc. and notes thereto for the periods ending 2022 and 2023 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

The company has not yet filed its federal tax return for 2023. For the year 2022 the amounts reported on our tax returns were total income of $138,010; taxable income of -$1,377,748 and total tax of $0.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of 3/28/2024.

Isaac Hayes III
Chief Executive Officer

3/28/2024

CERTIFICATION

I, Isaac Hayes III, Principal Executive Officer of Fanbase Social Media, Inc., hereby certify that the financial statements of Fanbase Social Media, Inc. included in this Report are true and complete in all material respects.

Isaac Hayes III

Chief Executive Officer